SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Amendment and Restatement of LG Subscription Agreements

On December 13, 2021, Li-Cycle Holdings Corp. (the “Company”) entered into Subscription Agreements (the “LG Subscription Agreements” and each, an “LG Subscription Agreement”) with each of LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”), pursuant to which each of LGES and LGC has agreed, subject to the satisfaction of certain conditions, including execution of certain offtake agreements with LGES, LGC and Traxys North America LLC on or prior to March 13, 2022 (the “Outside Date”), to subscribe for 2,208,480 of the Company’s common shares (the “common shares”) (the “Acquired Shares”) for an aggregate purchase price of $50,000,000 in transactions exempt from registration under the Securities Act (the “Subscription”). The closing of the Subscription is subject to certain conditions, including, among others, that LGES, the Company and Traxys on the one hand, and LGC, the Company and Traxys on the other, shall have entered prior to the Outside Date into certain commercial agreements.

Each Subscription Agreement may be terminated prior to the closing of the Subscription (i) by the mutual written agreement of each of the parties to the relevant Subscription Agreement, (ii) if any final judgment, order, law rule or regulation is enacted that prohibits the consummation of the Subscription, (iii) by LGES or LGC, as applicable, subject to certain conditions, if the Company breaches certain provisions of the relevant Subscription Agreement, (iv) by the Company, subject to certain conditions, if LGES or LGC, as applicable, breaches certain provisions of the relevant Subscription Agreement and (v) by either LGES or LGC, as applicable, or the Company if closing of the Subscription has not been consummated on or before the Outside Date.

On March 11, 2022, the Company entered into amended and restated Subscription Agreements (the “Amended and Restated LG Subscription Agreements”) with each of LGES and LGC that, among other things, amended the LG Subscription Agreements as follows: the Outside Date has been updated to April 22, 2022 and the commercial agreements to be entered into before the Outside Date as a condition to closing of the Subscription shall include an offtake agreement between LGES, a subsidiary of Company and Traxys and a scrap offer agreement between a subsidiary of the Company and LGES on the one hand and an offtake agreement between LGC, a subsidiary of the Company and Traxys on the other.

The foregoing description of the Amended and Restated LG Subscription Agreements do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those agreements, copies of which are included as exhibits to this report on Form 6-K.

Notice of Annual General Meeting and Record Date

On February 18, 2022, the Company issued a notice of meeting and record date. A copy of the notice is attached as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

10.1	Amended and Restated Subscription Agreement, dated March 11, 2022, by and between Li-Cycle Holdings Corp. and LG Energy Solution, Ltd.

10.2	Amended and Restated Subscription Agreement, dated March 11, 2022, by and between Li-Cycle Holdings Corp. and LG Chem, Ltd.

99.1	Notice of Meeting and Record Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: March 15, 2022